ColorStars Group
300 Center Avenue
Suite 202
Bay City, MI  48708



June 8th, 2009



Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549

RE: Amendment to Registration Statement on Form S-1/A (File No. 333-147613, Accession No. 0001463403-09-000003)

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), ColorStars Group, a Nevada corporation, (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Amendment to Registration Statement originally on Form S-1/A (File No. 333-147613, Accession No. 0001463403-09-000003) filed with the Commission on May 22, 2009, together with all exhibits thereto (each filing individually and collectively the "Registration Statement").

      The Registration Statement was incorrectly tagged with the wrong submission type. Accordingly, the Company is requesting that the Post-Effective Amendment on Form S-1 Registration Statement be withdrawn as it will instead file the Registration Statement with the correct EDGAR submission tag forthcoming.

      It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

      If you have any questions regarding this application for withdrawal, please do not hesitate to contact me.

Very truly yours,



Wei-Rur Chen